Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	2010	2011	2012	2013	2014	3/31/2014	3/31/2015
Pre-tax income from continuing operations before min. int.	249,733	258,496	244,479	169,597	201,965	53,105	58,662

Equity loss (income)	(18)	134	(323)	(78)	(720)	(270)	(76)
Fixed charges	77,318	76,961	61,554	47,941	45,674	11,070	11,520
Distributed income of equity investees	—	—	—	—	—	—	—
Less capitalized interest	(3,922)	(1,584)	(1,057)	(836)	(2,525)	(435)	(1,196)

Earnings, as defined	323,111	334,007	304,653	216,624	244,394	63,470	68,910

Interest expense	69,146	71,046	56,181	43,596	40,047	9,864	9,548
Capitalized interest	3,922	1,584	1,057	836	2,525	435	1,196
Amortization of debt & discount/premium	4,250	4,331	4,316	3,509	3,102	771	776

Fixed charges, as defined	77,318	76,961	61,554	47,941	45,674	11,070	11,520

Ratio of earnings to fixed charges	4.2	4.3	4.9	4.5	5.4	5.7	6.0